Memo

TO:	Deborah L. O’Neal Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	February 17, 2026

SUBJECT:	Response to comments to the registration statement filed on Form N-1A on December 15, 2025 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on January 29, 2026.

The comments are set forth below in italics, with responses immediately following.

A.	Global Prospectus Comments

(Applicable to all funds unless otherwise noted)

1.	Please confirm there is no recoupment of waived fees.

RESPONSE: The Registrant confirms there is no recoupment of waived fees.

2.	In the Table of Contents, please add a heading separating the Item 4 and Item 9 disclosures.

RESPONSE: The Registrant has made the requested update.

3.	If the restated expenses have increased, please supplementally provide an explanation to the Commission Staff.

RESPONSE: The Registrant confirms none of the expenses for these funds have increased as a result of the changes being made for April 27, 2026.

B.	JNL Multi-Manager Global Small Cap Fund

1.	In the “Principal Investment Strategies” section, please revise the 80% policy pertaining to the Fund’s small-cap investments to meet the requirements of Rule 35d-1.

RESPONSE: The Registrant notes that because this Fund will operate as a fund of funds, effective April 27, 2026, its holdings will be in other funds, and, therefore, the Fund itself will not directly hold the securities that correspond to its name. However, each Underlying Fund is subject to Rule 35d-1 and complies with their respective 80% investment policies. Accordingly, the Registrant has revised the disclosure, as indicated below (new text is underlined and deleted text is stricken):

Principal Investment Strategies. Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of small-capitalization companies. The Fund seeks to achieve its investment objective by investing~~, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment~~

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purposes) in underlying funds that, in turn, invest~~s~~ primarily in equity securities of small-capitalization companies (“Underlying Funds”).

The Fund ~~seeks to achieve its objective by investing~~ invests in Class I shares of the following Underlying Funds:

•	40%-60% in the JNL Multi-Manager International Small Cap Fund;
•	15%-35% in the JNL Multi-Manager Small Cap Growth Fund; and
•	15%-35% in the JNL Multi-Manager Small Cap Value Fund.

Each Underlying Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in securities of small-capitalization companies. One of the Underlying Funds invests in the securities of companies domiciled in at least three different countries, and, therefore, the Fund will have exposure to securities of small-capitalization companies and to at least three different countries through its investments in the Underlying Funds.

The investment policies and risks of the Underlying Funds are further described elsewhere in this Prospectus. It should be noted that the Fund’s investment objective and investment strategies remain constant regardless of which Underlying Funds the Fund is invested in.

Each Underlying Fund has its own investment objective and invests in certain types of securities or other assets in order to implement its investment strategy and seek to achieve its investment objective. In determining allocations to any particular Underlying Fund, the Adviser considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund, and expected long-term performance of each Underlying Fund, as well as diversification to control overall portfolio risk exposure.

2.	In the “Principal Investment Strategies” section, please include an 80% policy pertaining to the Fund’s global investments to meet the requirements of Rule 35d-1. See Investment Company Names, Investment Company Act Release No. IC-24828, Footnote 42. The Commission Staff notes that the Fund’s 40%-60% investment in the JNL Multi-Manager International Small Cap Fund will not satisfy the requirements.

RESPONSE: The Registrant refers the Commission Staff to the disclosure edits above in B.1.

Further, the Registrant has considered the Commission Staff’s comment and respectfully submits its view that the Fund’s disclosure of 40%-60% to an Underlying Fund with “international” in its name is sufficient and in compliance with existing requirements and guidance. The Registrant respectfully disagrees that the use of the term “global” in the Fund’s name requires it to include an 80% policy in its registration statement. The Registrant maintains that it should not be required to include an 80% policy in its registration statement for the following reasons: (1) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940, and (2) the use of the term “global” in the Fund’s name is not misleading because the revised prospectus language above provides appropriate detailed disclosure.

(1)	Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. See id. at n. 42 (“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.”)

(2)	Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001). The Registrant believes that the Fund’s name is not materially deceptive or misleading. The Registrant believes that this disclosure is

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sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

For these reasons, the Registrant maintains its position that the Fund’s name and the Fund’s prospectus disclosure, as revised is B.1. above, would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments and respectfully declines to include the suggested 80% policy in its prospectus.

C.	JNL Multi-Manager International Equity Fund

1.	If the Fund will invest significantly in securities of companies in one or a few countries or regions, please identify those countries or regions, if known, at the end of the second paragraph in the “Principal Investment Strategies” section and add corresponding risk disclosure in the “Principal Investment Risks” section.

RESPONSE: The Registrant has reviewed the disclosure and has revised the disclosure, as indicated below (new text is underlined and deleted text is stricken). The Registrant has removed the reference to “countries or regions.”

~~From time to time, the Fund may invest a significant portion of its assets in the securities of companies in one or a few countries or regions.~~The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, the Fund may have significant investments in particular sectors, including but not limited to financials, industrials, and information technology.

2.	In the “Principal Investment Risks” section, please add disclosure to “Concentration risk” to disclose corresponding risks of investing significantly in securities of companies in one or a few countries or regions.

RESPONSE: The Registrant has removed “Concentration risk.” In light of the revised disclosure noted in C.1. above, and the Fund’s flexibility to invest in a variety of sectors, the Registrant believes the current “Sector risk” to be adequate without supplementing to address specific sectors.

D.	JNL Multi-Manager International Small Cap Fund

1.	In the “Principal Investment Strategies” section, please update the market capitalization range for the Morningstar Global ex-US Small Cap Target Market Exposure Index as of December 31, 2025 in the first paragraph.

RESPONSE: The Registrant has made the requested update.

2.	In the “Principal Investment Strategies” section, please revise the 80% policy pertaining to the Fund’s global/international investments to meet the requirements of Rule 35d-1.

RESPONSE: The Registrant directs the Commission Staff to the language in the first sentence of the second paragraph, which states “The Fund generally will invest in the securities of companies domiciled in at least three different countries.” The Registrant has not materially revised the 80% policy for this existing fund pursuant to this amendment. The Registrant will evaluate this 80% policy in accordance with the amendments to Rule 35d-1 in its April 2027 on-cycle annual update, which is in compliance with the extension date for the amendments to Rule 35d-1. Further, consistent with the response provided in B.2. above, the Registrant respectfully declines this comment.

3.	If the Fund will invest significantly in securities of companies domiciled in one or a few countries and/or in certain sectors, please identify those countries and sectors in disclosure at the end of the second paragraph in the “Principal Investment Strategies” section and add corresponding risk disclosure in the “Principal Investment Risks” section.

RESPONSE: The Registrant has reviewed the disclosure and has revised the disclosure, as indicated below (new text is underlined and deleted text is stricken):

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The Fund generally will invest in the securities of companies domiciled in at least three different countries. However, from time to time, the Fund may invest a significant portion of its assets in the securities of companies domiciled in one or a few countries. As of the date of the prospectus, the Fund invested significantly in securities of companies domiciled in Japan. ~~The Fund may make significant investments in certain sectors or group of sectors from time to time.~~ The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, the Fund may have significant investments in particular sectors, including but not limited to the industrials sector.

4.	The Commission Staff notes that “Japan investment risk” was added as a principal investment risk. Please either add corresponding disclosure to the “Principal Investment Strategies” section or move this risk to the additional risks in accordance with Item 9 of Form N-1A.

RESPONSE: The Registrant confirms this risk is appropriate and has revised the disclosure as provided in D.3. above.

E.	JNL/Fidelity Institutional AM® & JPMorgan Large Cap Growth Fund

1.	In the “Principal Investment Strategies” section, please include an 80% policy pertaining to the Fund’s growth investments to meet the requirements of Rule 35d-1.

RESPONSE: The Registrant will include an 80% policy in accordance with the amendments to Rule 35d-1 in its April 2027 on-cycle annual update, which is in compliance with the extension date for the amendments to Rule 35d-1.

F.	JNL/PPM America Emerging Markets Debt Fund

1.	The Commission Staff notes that “Expense Examples” includes amounts for 5- and 10-year expense examples. Please revise in accordance with Form N-1A, Item 3, Instruction 6(b).

RESPONSE: The Registrant’s software program populates all timeframes, not only the 1- and 3-year expense examples. As such, the Registrant respectfully declines this comment.

2.	In the “Principal Investment Strategies” section, please revise the 80% policy to reflect the Fund’s investments in emerging market debt securities to meet the requirements of Rule 35d-1. The Commission Staff notes “exposure” to emerging markets does not satisfy the requirements of Rule 35d-1.

RESPONSE: The Registrant has revised the Fund’s 80% policy, as indicated below (new text is underlined and deleted text is stricken):

The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of emerging market debt instruments ~~with exposure to emerging markets countries~~.

3.	In the “Principal Investment Strategies” section, please include additional disclosure relating to the reference to “debt instruments of any credit quality,” including disclosing the lowest rated credit quality in which the Fund can invest (i.e., defaulted securities) and any target maturity for the Fund.

RESPONSE: The Registrant has reviewed the disclosure and has revised the disclosure, as indicated below (new text is underlined and deleted text is stricken):

The Fund may invest in a broad range of debt instruments, including sovereign debt, corporate bonds, quasi-sovereign securities and supranational debt. The Fund’s investments in debt instruments may also include, but are not limited to fixed and floating-rate debt, government securities, corporate debt, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and may be denominated in U.S. dollars or local currencies. The Fund may also invest without limitation, in debt instruments of varying maturities and of any credit quality, including ~~in~~ securities rated below investment grade (sometimes referred to as “high yield” securities or “junk bonds” and which includes defaulted securities). Below investment grade securities are those securities that are rated below investment grade (i.e., rated below BBB- or Baa3) by at least one major credit rating agency or, if not rated by any credit rating

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agency, deemed to be below investment-grade quality by PPM America, Inc. (“Sub-Adviser”). Below investment grade securities offer a higher yield, but generally carry more risks than higher rated securities with similar maturities. As a result, an investment in below investment grade securities is considered speculative.

4.	The Commission Staff notes that the “Principal Investment Strategies” section includes disclosure relating to the Fund’s ability to invest in other investment companies, such as money market funds and ETFs. Please confirm if the “Annual Fund Operating Expenses” tables need to be updated to include a line item for acquired fund fees and expenses.

RESPONSE: The Registrant confirms the “Annual Fund Operating Expenses” tables are accurate. No line item is required because acquired fund fees and expenses are less than one basis point.

5.	The Commission Staff notes that the “Principal Investment Strategies” section includes disclosure relating to the Fund’s ability to invest in other investment companies, such as money market funds and ETFs. Please add a corresponding risk related to the Fund’s ability to invest in ETFs in the “Principal Investment Risks” section.

RESPONSE: The Registrant directs the Commission Staff to the risk language included below, in which ETFs are specifically addressed (emphasis added). As such, the Registrant believes the current disclosure is sufficient and respectfully declines this comment.

•	Investment in other investment companies risk – As with other investments, investments in other investment companies, including exchange-traded funds, are subject to market risk. In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies in which the Fund invests. To the extent that shares of the Fund are held by an affiliated fund, the ability of the Fund itself to invest in other investment companies may be limited.

6.	The Commission Staff notes that the “Principal Investment Strategies” section includes disclosure relating to the Fund’s ability to invest in futures contracts, options or swap agreements. Please include risk disclosure in the “Principal Investment Risks” section relating to the Fund’s investments in futures contracts, options or swap agreements.

RESPONSE: The Registrant has made the requested update.

7.	The Commission Staff notes that “Sector risk” is listed as a principal investment risk. If the Fund will invest significantly in certain sectors, please identify those sectors in the “Principal Investment Strategies” section and add corresponding risk disclosure for those sectors in the “Principal Investment Risks” section.

RESPONSE: The Registrant has reviewed the disclosure and has revised the disclosure to remove “Sector risk” as a principal investment risk.

8.	The Commission Staff notes that “Concentration risk” is listed as a principal investment risk. In the “Principal Investment Risks” section, please add disclosure to “Concentration risk” to disclose corresponding risks of investing significantly in certain sectors.

RESPONSE: As noted in F.7. above, the Registrant has removed “Sector risk” as a principal investment risk. Accordingly, the Registrant does not believe it is necessary to modify “Concentration risk” to disclose corresponding risks of investing significantly in certain sectors.

9.	The Commission Staff notes that “Regulation S securities risk” and “Rule 144A securities risk” are listed as a principal investment risks. If the Fund will invest in these security types, please add related narrative disclosure in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has made the requested update.

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10.	The Commission Staff notes that “Structured investments risk” is listed as a principal investment risk. If the Fund will invest in these security types, please add related narrative disclosure in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has made the requested update.

11.	The Commission Staff notes that “Mortgage-related and other asset-backed securities risk” is listed as a principal investment risk. Please disclose any risks in the “Principal Investment Risks” section and related information in the “Principal Investment Strategies” section relating to investments in sub-prime mortgages. If applicable, please disclose the liquidity of sub-prime mortgages and of non-agency, non-investment grade mortgage and asset-backed securities and that they could dramatically change over time.

RESPONSE: The Registrant confirms that the Fund will not invest in sub-prime mortgages.

12.	The Commission Staff notes that the Fund may invest in credit default swaps or credit default swap indices (“CDX”). Accordingly, please update the “Swaps risk” in the “Principal Investment Risks” section to include CDX investments.

RESPONSE: The Registrant believes the disclosure in the “Swaps risk” is sufficient and therefore respectfully declines this comment.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File